Exhibit 99.1

Scotiabank Amends Normal Course Issuer Bid

TORONTO, March 3, 2015 – The Bank of Nova Scotia (“Scotiabank”) (TSX, NYSE: “BNS”) announced today that the Toronto Stock Exchange (“TSX”) and the Office of the Superintendent of Financial Institutions (“OSFI”) have accepted its amended notice of intention for its normal course issuer bid. The purpose of the amendment is to increase the number of Common Shares that the Bank may purchase from 12 million to 16 million. This represents approximately 1.32% of the 1,216,689,705 Common Shares issued and outstanding as of May 23, 2014. To date, the Bank has purchased 11,999,990 Common Shares for cancellation since the commencement of its current normal course issuer bid.

The normal course issuer bid will continue until May 29, 2015, or such earlier date as Scotiabank may complete its purchases pursuant to the amended notice of intention to make a normal course issuer bid filed with the TSX. Purchases will continue to be made on the open market by Scotiabank through the facilities of the TSX, as well as through other designated exchanges and published markets in Canada. The price that Scotiabank will pay for any such Common Shares will be the market price of such Common Shares at the time of acquisition. Based on the average daily trading volume of 1,848,105 Common Shares during the six calendar months prior to the commencement of the NCIB on the TSX, daily purchases will be limited to 462,026 Common Shares, other than block purchase exceptions. Common Shares purchased under the bid will be cancelled.

Scotiabank will consult with OSFI prior to making purchases.

For further information please contact Jake Lawrence, Senior Vice President, Investor Relations, at (416) 866-5712, or jake.lawrence@scotiabank.com.

For media inquiries please contact Sheena Findlay, Corporate Communications at (416) 866-6806, or sheena.findlay@scotiabank.com.